UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ATHENA SILVER CORPORATION

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   04686K108

 (CUSIP Number)

John Power, CEO/Director
2010 A Harbison Drive # 312, Vacaville, CA  95687
                  (707)  884-3766  (tel)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                   November 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04686K108

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN D. GIBBS

(2) Check the Appropriate Box if a Member (a) [ x  ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 11,062,000
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 11,062,000
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       11,062,000

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      37.64%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Athena Silver Corporation (formerly known as Golden West Brewing Company, Inc.), a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 2010A Harbison Drive # 312, Vacaville, CA  95687.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     John D. Gibbs; 807 Wooden Creek, Ardmore, OK  73041, President of TriPower Resources and Redwood MicroCap Fund, Inc., 16 E. Street SW, Ardmore, OK  73401.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

Effective November 15, 2010, Mr. Gibbs purchased 2,050,000 shares of $0.0001 par value common stock of the Company at a price of  $0.10 per share.

Also effective November 15, 2010, Mr. Gibbs acquired 700,000 shares of $0.001 par value common stock of the Company in satisfaction of debt owed him in the amount of $70,000.

Effective December 31, 2010, Mr. Gibbs acquired 1,250,000 shares of $0.0001 par value common stock of the Company in consideration of an Indemnity Agreement dated December 31, 2010, as amended, which Indemnity Agreement and Amendment are attached Exhibits to the Current Report on Form 8-K dated December 31, 2010 filed with the Commission on January 6, 2011.

ITEM 4.  PURPOSE OF TRANSACTION

             The securities of the Company were acquired by Mr. Gibbs for investment.  Mr. Gibbs reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

         (a)     At the close of business on December 31, 2010, Mr. Gibbs would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 11,062,000 shares, consisting of 5,897,000 shares owned individually, 4,665,000 shares owned by Tri Power Resources, Inc. and 500,000 shares owned by Redwood MicroCap Fund, Inc, both corporations controlled by Mr. Gibbs.  The securities represent 37.64% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 29,391,500 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Gibbs has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

         (c)     Mr. Gibbs has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

10.1

Indemnity Agreement dated December 31, 2010, incorporated by reference from Form 8k, dated December 31, 2010 as filed with the Commission on January 6, 2011.

10.2

Amendment No. 1 to Indemnity Agreement dated December 31, 2010, incorporated by reference from Form 8k, dated December 31, 2010 as filed with the Commission on January 6, 2011.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2011 (Date)
/s/ John Gibbs_ (Signature)
John D. Gibbs (Name/Title)

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